SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 13 May 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

13 May 2010
BT GROUP PLC

FINAL RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2010

AND ANNOUNCEMENT OF FUTURE PLANS

BT Group plc (BT.L) today announces its results for the fourth quarter and year to 31 March 2010. The company is also holding an Investor Day today at which it will provide an update on its business and future plans. All material information is contained in this announcement.

Ian Livingston, Chief Executive, commenting, said:

"We have made good progress this year and have now set clear objectives for the next three years.

"We have improved customer service, are transforming the cost base and have more than doubled free cash flow, but there is still a lot more to do.

"We are investing in the future of our business, enhancing our TV offering and building on opportunities in our Global Services business. Assuming an acceptable environment for investment, we see the potential to roll out fibre to around two-thirds of the UK by 2015. This will take our total fibre investment to £2.5bn which will be managed within our current levels of capital expenditure.

"During the next three year period we expect to improve our underlying revenue trends, and grow EBITDA and free cash flow, while investing in the business, supporting the pension fund, reducing net debt and paying progressive dividends.

"We are on track with our goal of creating a better business with a better future."

Fourth quarter and full year results:

	Fourth quarter to 31 March 2010		Year to 31 March 2010
	£m	Change %	£m	Change %
Adjusted revenue[1]	5,356	(3)	20,911	(2)
Adjusted EBITDA[1]	1,530	16	5,781	6
Adjusted earnings per share[1]	5.2p	73	18.6p	16
Reported earnings per share	2.7p	n/m	13.3p	n/m
Free cash flow[3]	1,045	(8)	1,933	162
Net debt[4]			9,283	(10)
Proposed full year dividend			6.9p	6

Key points:

·
Full year results ahead of our outlook for the year
·
Revenue down 2% in the year, ahead of expectations
·
Total underlying cost reductions2 of £1,752m in the year
·
Capital expenditure reduced by 18% in the year to £2.5bn
·
Free cash flow3 of £1.9bn, an improvement of £1.2bn over last year
·
Net debt reduced by over £1bn in the year
·
Proposed final dividend of 4.6p, giving 6.9p for the full year

2010/11 Outlook:

· Re venue	c.£20bn
· Operating cost savings [5]	c.£900m
· Adjusted EBITDA[6] after leaver costs	in line with 2009/10
· Free cash flow before specific items[7]	c.£1.8bn
· Net debt	below £9bn

Future financial outlook:

·
Expect improving underlying revenue trends from 2010/11 to 2012/13, with growth in 2012/13
·
Expect adjusted EBITDA6 after leaver costs to grow from 2010/11 to 2012/13
·
Expect free cash flow before specific items7 to reach around £2bn by 2012/13
·
BT Global Services operating cash flow expected to show further significant improvement in 2010/11 and turn positive in 2011/12
·
Progressive dividends over the next three years

Future investment plans:

·
Plans to invest a further £1bn (£2.5bn in total) to extend the roll out of fibre to around two-thirds of UK premises by 2015, dependent on acceptable investment environment. This expenditure will be managed within our current levels of capital expenditure of around £2.6bn
·
Within our adjusted EBITDA6 outlook for 2010/11, additional investment of around £200m mainly in fibre, new consumer propositions and expansion in the Asia Pacific region

1

Before specific items, leaver costs, net interest on pensions and BT Global Services contract and financial review charges in 2008/09. Adjusted revenue is stated before specific items and BT Global Services contract and financial review charges in 2008/09
2

Underlying operating costs and capital expenditure, before specific items, leaver costs and BT Global Services contract and financial review charges in 2008/09
3

Before pension deficit payment of £nil in Q4 2009/10 (Q4 2008/09: £nil) and £525m in FY 2009/10 (FY 2008/09: £nil), but after the cash costs of BT Global Services restructuring
4
Net debt is reconciled in Note 8
5
Underlying operating costs before specific items, depreciation and amortisation
6
Before specific items
7
Before pension deficit payment. Specific items are expected to result in a cash outflow of around £150m in 2010/11

Group results
	Fourth quarter to 31 March			Year to 31 March
	2010	2009 [1]	Change	2010	2009 [1]	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted [2]	5,356	5,514	(3)	20,911	21,431	(2)
- reported	5,356	5,473	(2)	20,859	21,390	(2)
EBITDA
- adjusted [2]	1,530	1,317	16	5,781	5,442	6
- reported	1,341	(391)	n/m	5,162	3,191	62
Operating profit (loss)
- adjusted [2]	742	526	41	2,742	2,552	7
- reported	553	(1,182)	n/m	2,123	301	n/m
Profit (loss) before tax
- adjusted [3]	523	314	67	1,877	1,658	13
- reported	251	(1,316)	n/m	1,007	(244)	n/m
Earnings (loss) per share
- adjusted [3]	5.2p	3.0p	73	18.6p	16.0p	16
- reported	2.7p	(13.1)p	n/m	13.3p	(2.5) p	n/m
Full year proposed dividend				6.9p	6.5 p	6
Capital expenditure	862	758	14	2,533	3,088	(18)
Free cash flow [4]	1,045	1,134	(8)	1,933	737	162
Net debt [5]				9,283	10,361	(10)

Line of business results
	Revenue [1,2]			EBITDA [1,2]
	2010	2009	Change	2010	2009	Change
Fourth quarter to 31 March	£m	£m	%	£m	£m	%

BT Global Services	2,292	2,345	(2)	177	32	453
BT Retail	2,064	2,149	(4)	470	442	6
BT Wholesale	1,091	1,151	(5)	315	314	-
Openreach	1,281	1,293	(1)	493	512	(4)
Other	10	11	(9)	75	17	341
Intra-group items	(1,382)	(1,435)	4	-	-	-
Total	5,356	5,514	(3)	1,530	1,317	16

1

Restated - see Note 1
2

Before specific items, leaver costs and BT Global Services contract and financial review charges in 2008/09. Adjusted revenue is stated before specific items and BT Global Services contract and financial review charges in 2008/09
3
 Before specific items, leaver costs, net interest on pensions and BT Global Services contract and financial review charges in 2008/09
4
Before pension deficit payment of £nil in Q4 2009/10 (Q4 2008/09: £nil) and £525m in FY 2009/10 (FY 2008/09: £nil), but after the cash costs of BT Global Services restructuring
5
Net debt is reconcilied in Note 8
n/m = "not meaningful"

Notes:
Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, and operating costs is measured before specific items and leaver costs. In addition, adjusted profit before tax and adjusted earnings per share (EPS) are also shown before net interest on pensions due to the volatile nature of this item (see Notes 10 and 11). Unless otherwise stated, the change in results is year on year. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent statutory measures.

Underlying revenue, underlying operating costs, underlying EBITDA and underlying capital expenditure refer to the measure excluding foreign exchange rate movements and acquisitions. Underlying revenue and operating costs are also stated before specific items, leaver costs and depreciation and amortisation.

The commentary focuses on the trading results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in Note 4.

The income statement, cash flow statement and balance sheet are provided on pages 13 to 17. A reconciliation of group operating profit to EBITDA (as defined above) is provided in Note 9. A reconciliation of reported profit before tax (as defined above) to adjusted profit before tax is provided in Note 10. A reconciliation of reported EPS to adjusted EPS is provided in Note 11. A definition and reconciliation of free cash flow and net debt are provided in Notes 7 and 8 respectively.

The line of business commentaries also discuss operating cash flow before specific items and leaver costs. Operating cash flow is defined as EBITDA less direct and allocated capital expenditure (net of capital accrual movements), working capital movements and movements in provisions and other non-cash items.

Enquiries:

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

The fourth quarter and full year 2009/10 results and Investor Day presentation will be held in London commencing at 9.00am today.

The BT Group plc Annual Report and Form 20-F is expected to be published on 26 May 2010. The Annual General Meeting of BT Group plc will be held at The BT Convention Centre, Liverpool on 22 July 2010. Results for the first quarter to 30 June 2010 are expected to be announced on 29 July 2010.

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com

BT GROUP PLC

RESULTS FOR THE YEAR TO 31 MARCH 2010

GROUP RESULTS
Operating results overview

We have delivered full year results ahead of our outlook.

For the full year, adjusted revenue was down 2% at £20,911m, ahead of expectations, largely due to the early delivery of around £100m of revenue, primarily due to significant contract milestones in BT Global Services, without which revenue was down 3%. Excluding favourable foreign exchange movements of £297m and acquisitions of £31m, underlying revenue decreased by 4%. Adjusted EBITDA increased by 6% to £5,781m. Excluding BT Global Services, adjusted EBITDA for the rest of the group increased by 4%, reflecting continued progress in the delivery of cost savings. Foreign exchange movements and acquisitions had a net £20m negative impact on EBITDA. All 2008/09 adjusted and underlying earnings measures are stated before BT Global Services contract and financial review charges of £1,639m.

In the year to 31 March 2010, total underlying operating costs and capital expenditure were reduced by £1,752m, a reduction of 9%, ahead of our outlook of at least £1.5bn.

Underlying group operating costs, excluding depreciation and leaver costs, reduced by 7%. Total labour costs, on an underlying basis, decreased by 16%, reflecting reductions in direct and indirect labour and lower pensions charges. Total labour resource at 31 March 2010 was around 128,000, a 20,000 reduction compared with the prior year, with the majority of the reduction comprising agency and third party resource. Other group operating costs, on an underlying basis, decreased by 2%.  Leaver costs were £142m (FY 2008/09: £204m). For 2010/11 onwards, the group and line of business results will be reported after leaver costs as these are considered to be part of our ongoing cost base.

Capital expenditure reduced by £555m to £2,533m, in line with our outlook of around £2.5bn, reflecting the steps taken during the year to improve procurement and efficiency and management of capital projects, while investing significantly in fibre and other programmes.

Depreciation and amortisation increased by 5% to £3,039m reflecting the impact of higher value and shorter lived software, Ethernet and ADSL2+ assets being brought into use during the year.

Net finance expense

Net finance expense before specific items was £1,169m, an increase of £549m, principally due to the notional non-cash pension net interest expense under IAS 19 which was a charge of £279m in the year, compared with a credit of £313m in 2008/09. Net finance expense before pension interest reduced by £54m to £879m reflecting the lower average net debt levels.

Tax

The effective tax rate on the profit before specific items for the year was 22.0% (FY 2008/09: (7.8)%) compared with the UK statutory rate of 28%, reflecting the utilisation of tax losses and continued focus on tax efficiency within the group.

Specific items

Specific items are defined in Note 4. Specific items in the year resulted in a net charge after tax of £107m (FY 2008/09: £329m), the principal components of which are described below.

In 2008/09 we announced details of the BT Global Services new operating model and associated restructuring plan, with total associated charges of around £420m expected to be recorded in 2009/10 and 2010/11. In 2009/10 £301m of these charges have been recognised (FY 2008/09: £280m) principally comprising network, products and supplier rationalisation charges and people and property costs. Further charges of around £175m are expected to be incurred in 2010/11, giving total charges of about £475m, above our original estimate of £420m
.
The increase reflects
the complexities associated with our restructuring programme.

The significant reductions in total labour
resource
over the last two years have resulted in vacant space within our UK property estate. As a result, as stated at our third quarter results, we have initiated a property rationalisation programme in respect of which we expect to incur total charges of around £300m over the next two years. A charge of £121m has been recognised in 2009/10 (FY 2008/09: £nil) in respect of properties which have now been vacated as a result of which the leases have become onerous, reflecting future commitments to meet rental obligations which exceed future economic benefits.

Following Ofcom
's
determination in relation to 2Mbps partial private circuits in October 2009, a charge of £52m has been recognised.

We have also recognised a specific item tax credit of £230m, associated interest of £11m and costs of £5m in respect of the settlement of outstanding tax matters with HMRC in July 2009.

Earnings per share

Adjusted EPS increased by 16% to 18.6p due to the improved operating profit, partially offset by the higher net finance expense. Reported EPS was 13.3p (FY 2008/09: loss per share of 2.5p). A reconciliation of reported EPS to adjusted EPS is provided in Note 11.

Cash flow

Free cash flow more than doubled to an inflow of £1,933m, compared with £737m last year, reflecting improved profitability and working capital and lower capital expenditure. A reconciliation of cash generated from operations to free cash flow is provided in Note 7. Net cash inflow from our operating activities in the year was £4,825m (FY 2008/09: £4,706m). Net cash outflow for the purchase of property, plant and equipment and software was £2,480m (FY 2008/09: £3,038m).

Free cash flow was impacted by a number of non recurring items: a tax repayment relating to the settlement of substantially all outstanding tax matters for years up to 2007/08, the unwinding of factoring arrangements, and the cash impact of the BT Global Services restructuring. Excluding these items, free cash flow would have been around £1.7bn for the year.

Net debt and liquidity

Net debt was £9,283m at 31 March 2010 (31 March 2009: £10,361m), a reduction of £1,078m. Net debt is reconciled in Note 8. At 31 March 2010, we had undrawn committed facilities of £1,500m and cash and investments of £1,921m which provide us with a strong liquidity and funding position. In May 2010, the group entered into an additional two year £650m facility agreement. The group has no significant debt maturities until December 2010. The group has liquidity and borrowing facilities which along with operational cash flows and the group's financing strategy will fund these maturities.

Pensions

The IAS 19 net pension position at 31 March 2010 was a deficit of £5.7bn net of tax (£7.9bn gross of tax), compared with a deficit of £2.9bn at 31 March 2009 (£4.0bn gross of tax). The market value of the BT Pension Scheme assets has increased by £6.0bn since 31 March 2009 to £35.3bn at 31 March 2010. However, the discounted value of the liabilities increased by £9.9bn as the discount rate in real terms more than halved in the year to 1.83% (31 March 2009: 3.84%). The liability calculation is based on the AA bond yield of 5.50% (31 March 2009: 6.85%) and future inflation expectations of 3.60% (31 March 2009: 2.90%).

We expect the pensions operating charge for the BT Pension Scheme in 2010/11 to be about £300m, £100m higher than the charge for 2009/10 as a result of the discount rate and inflation assumptions. The net pension interest expense in 2010/11 is expected to be about £210m lower than the net expense for 2009/10, at around £70m, principally due to the increased asset values.

Since the funding valuation at 31 December 2008, the asset values at 31 March 2010 have increased by £4.1bn and the Trustee's estimate that the funding deficit, on the prudent valuation basis, had reduced to about £7.5bn at 31 December 2009.

Dividends
The proposed final dividend of 4.6p gives a full year dividend of 6.9p, an increase of 6% compared with an outlook of around 5%. The Board is committed to paying progressive dividends over the next three years to 2012/13.

Principal risks and uncertainties
The group's principal risks and uncertainties have been extracted from the BT Group plc Annual Report & Form 20-F 2010, which is expected to be published on 26 May 2010, are disclosed in Note 12.

2010/11 Outlook and future plans
We aim to drive shareholder value by making BT a better business by focusing on three areas: customer service delivery, cost transformation and investing for the future. We aim to build on this stronger foundation by focusing on five priorities: driving broadband-based consumer services; being the 'Brand for Business' for UK small and medium enterprises; developing BT Global Services' position as a global leader in networked IT services; being the wholesaler of choice; and being the best network provider in the UK.

As part of our plans for the future, we are today announcing additional investment of around £200m within our EBITDA outlook for 2010/11: mainly in the areas of enhancing our TV offering, introducing other new consumer propositions, fibre roll out and building on opportunities in BT Global Services, particularly in the Asia Pacific region. We are also announcing that, if investment conditions are favourable, we see the potential to extend our current fibre roll out to around two-thirds of UK premises by 2015 for an incremental cost of around £1bn, while maintaining our annual capital expenditure levels at around £2.6bn. We are also announcing today a commercial partnership with OnLive Inc., a Silicon Valley based cloud gaming business, to provide online gaming services in the UK. In conjunction with this commercial partnership, we have taken a 2.6% shareholding in OnLive Inc. Based on the last audited accounts of OnLive Inc., at 31 March 2009, the proportionate value of gross assets that are the subject of this transaction is US$0.5m.

If we are successful in delivering our future plans we expect during the next three year period to be able to improve our underlying revenue trends, and grow EBITDA and free cash flow, while investing in the business, supporting the pension fund, reducing net debt and paying progressive dividends.

For 2010/11 our outlook is:

·
Revenue of around £20bn
·
Operating cost savings1 of around £900m
·
Adjusted EBITDA2 after leaver costs in line with last year's level with underlying improvement being offset by the increase in the pension service charge of around £100m and targeted investment in the business of around £200m
·
Free cash flow3 of around £1.8bn before the cash effect of specific items of around £150m, with capital expenditure at around £2.6bn
·
BT Global Services operating cash flow expected to show further significant improvement, turning positive in 2011/12
·
Net debt below £9bn

Our future outlook is as follows:

·
We expect improving underlying revenue trends from 2010/11 to 2012/13, with growth in 2012/13
·
BT Global Services revenue expected to grow by 2012/13
·
BT Retail expected to show an improvement in revenue trends over the period to 2012/13
·
BT Wholesale and Openreach revenue expected to be broadly level over the period to 2012/13
·
Adjusted EBITDA2 after leaver costs expected to grow from 2010/11 to 2012/13 driven by a combination of further cost reductions and improving revenue trends
·
Free cash flow3 before specific items expected to reach around £2bn by 2012/13
·
Progressive dividends over the next three years

1
Underlying

operating costs before specific items, depreciation and amortisation
2
Before specific items
3
Before pension deficit payment

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/8287L_-2010-5-12.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 13 May 2010